UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                             MTR GAMING GROUP, INC.
                       (Name of Subject Company (Issuer))


                           TBR ACQUISITION GROUP, LLC
                             (Name of Filing Person)


                   Common Stock, Par Value $0.00001 Per Share
                         (Title of Class of Securities)


                                    553769100
                      (CUSIP Number of Class of Securities)


                                 Robert A. Blatt
                           TBR Acquisition Group, LLC
                          1890 Palmer Avenue, Suite 303
                            Larchmont, New York 10531
                                 (914) 834-0291

          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)


                                    Copy to:
                             Robert G. Minion, Esq.
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (973) 597-2424


                            CALCULATION OF FILING FEE
--------------------------------------- ----------------------------------------
       Transaction Valuation                       Amount of Filing Fee
--------------------------------------- ----------------------------------------
            Not applicable                           Not applicable
--------------------------------------- ----------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:              Not applicable
                Date Filed:                          Not applicable
                Filing Party:                        Not applicable
                Form or Registration No.:            Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party tender offer subject to Rule 14d-1.

[ ]  Issuer tender offer subject to Rule 13e-4.

[X]  Going-private transaction subject to Rule 13e-3.

[ ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

          On January 23, 2006, TBR Acquisition Group, LLC ("TBR Acquisition") delivered a letter to the Special Committee of the Board of Directors of MTR Gaming Group, Inc. (the "Company") providing for the withdrawal of its previously announced acquisition proposal effective as of 5:00 p.m. New York City time on January 30, 2006 unless the Special Committee, on the Company's behalf, delivers to TBR Acquisition on or prior to January 30, 2006 (i) a meaningful substantive response with respect to the terms of the offer and a proposed agreement and plan of merger which TBR Acquisition previously delivered to the Company and (ii) an executed counterpart to the letter whereby the Company would agree to be bound by a forty-five day exclusivity period. A copy of the letter is being filed as Exhibit 99.1 to this Schedule TO-C.


Item 12.  Exhibits.


 Exhibit
 Number        Description
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99.1           Letter from TBR Acquisition Group, LLC to the Special Committee of the  Board of  Directors  of MTR  Gaming  Group,  Inc.,  dated
               January 23, 2006.
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